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EX-99.4 PROXY FORM - EQUITY SHAREHOLDERS

                                                                    Exhibit 99.4

                            REDIFF.COM INDIA LIMITED
                                Registered Office
    Sterling Centre, 4th Floor, Dr. Annie Besant Road, Worli, Mumbai 400 018

                                   PROXY FORM



                  ------------------------
Regd. Folio No.
                  -------------------------

I / We -------------------------------------- of ------------------------------
in the district of ------------------------------- being a member / members of the Company hereby appoint ------------------------------ of
------------------------------------------------------ or failing him/her
------------------------------------ in the district of
---------------------------------------- as my/our proxy to vote for me / us on my / our behalf at the Fifth Annual General Meeting of the Company to be held at 11 A.M. on Thursday, September 21, 2000 and at adjournment (s) thereof.

Signed this ----------------------------- day of ------------------------- 2000.


Signature ----------------              ----------

                                        Rupee one Revenue Stamp

Notes: This form, in order to be effective, should be duly stamped, completed and signed and must be deposited at the Registered Office of the Company, not less than 48 hours before the meeting.


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                            REDIFF.COM INDIA LIMITED
                                Registered Office
   Sterling Centre, 4th Floor, Dr. Annie Besant Road, Worli, Mumbai 400 018.

                                 ATTENDANCE SLIP
               Fifth Annual General Meeting - September 21, 2000.


                 -----------------                                   -----------
Regd. Folio No.                                 No. of Shares held
                 -----------------                                   -----------

I certify that I am a Member / Proxy for the Member of the Company. I hereby record my presence at the Fifth Annual General Meeting of the Company at First Floor, Mahalaxmi Engg. Estate, L. J. First Cross Road, Mahim (W), Mumbai 400
016. at 11 A.M. on Thursday, September 21, 2000.


------------------                                   --------------------------
Member's/Proxy's name in                             Signature of Member /Proxy
BLOCK Letters

Note: Please fill up this attendance slip and hand it over at the entrance of the meeting hall.

Members are requested to bring their copies of the Annual Report to the meeting.